November 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Mara L. Ransom

Re:	Future FinTech Group Inc.
Amendment No. 2 to Registration Statement on Form S-3 Response date November 4, 2020 File No. 333-224686

Dear Ms. Ransom:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated September 29, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on May 4, 2018, as amended on August 24, 2020.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Registration Statement on Form S-3

1.	We note your response to prior comment 3 and your indication that you “didn’t purchase the 20,000,000 of the INU Tokens.” The disclosure in your annual report on Form 10-K for the period ended December 31, 2019 suggests otherwise on pages 50 and 56 where you discuss impairment to your long term investments, attributable mainly to the INU Digital Asset Token and 10% equity investment in InUnion Chain Limited. Also, your most recent quarterly report on Form 10-Q for the period ended June 30, 2020 indicates that you continue to hold these long term investments. Please advise.

Response: On June 22, 2018, the Company through its wholly owned subsidiary entered into the InUnion Chain Ltd. Shares Transfer and INU Digital Assets Investment Agreement (the “Agreement”) with Lake Chenliu and InUnion Chain Ltd. (“InUnion”). Pursuant to the Agreement, the Company shall also purchase 20,000,000 INU tokens issued by InUnion (the “INU Tokens”) for an aggregate purchase price of $1,000,000, which shall be paid within 180 days of the Agreement. However, due to lack of capital, the Company eventually did not purchase any of 20,000,000 INU tokens. We had typographical errors in Form10-K for the year ended December 31, 2019 (the “Form 10-K”) that incorrectly stated our long term investment in InUnion Chain Limited (“InUnion”) included the INU Digital Assets Token and 10% equity investment in InUnion, however, it should only be 10% equity investment in InUnion without any INU Digital Assets Token, as the Company didn’t purchase or own any INU Digital Assets Token. We have filed the Amendment No. 1 to the Form 10-K to correct the errors.

2.	Elaborate upon your cross-border e-commerce platform (NONOGIRL), which you state will be formally launched in the third quarter of 2020.

Response: The NONOGIRL platform was formally launched in July 2020.  Currently, the Android version app of the platform has been launched on Googleplay, Tencent Application Treasure, Xiaomi, OPPO, and VIVO application stores, and the IOS version app of the platform has been launched on Apple App Store . As of September 30, 2020, there were 10,450 registered users of the NONOGIRL platform, of which 1,210 were in China and 9,240 were outside of China. We will revise the Registration Statement to include such information. We have revised the disclosure to elaborate our cross-border e-commerce platform (NONOGIRL) on page 2 of the Registration Statement.

3.	Clarify the business of DCON. You describe it as a “technical service and support for real name and blockchain based assets,” however, your Form 10-Q for the period ended June 30, 2020 describes DCON as a “digital payment system.” Please revise your disclosure to elaborate upon this aspect of your business and, in doing so, clarify whether DCON operates a digital payment system.

Response:  The Company originally acquired DCON as a digital payment system in January 2018 and has developed a mBTC and Bitcoin (BTC) exchange system so that mBTC can be used as a more practical payment method on blockchain platform for consumers.  The mBCT and BTC exchange system has been built, however, the related business has not generated meaningful revenues and the Company has recently decided to implement a new business plan for DCON to use its technical capacity to provide services and support for blockchain based assets, their operating entities and other financial institutions.  Although we still have mBTC exchange and payment system, it is not in active operation as a digital payment system now and our focus for DCON now is to provide technical services and support for blockchain based assets, their operating entities and other financial institutions.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

/s/ Shanchun Huang
Shanchun Huang
Chief Executive Officer Future FinTech Group Inc.